SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month April, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Notification to the Bombay Stock Exchange and the National Stock Exchange of India regarding sales of equity shares by Panatone Finvest and purchase of equity shares by Tata Sons Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Rajiv Dhar
Name:	Rajiv Dhar
Title:	Chief Financial Officer

Date: April 5, 2006

EXHIBIT 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11949

4 April 2006

Sir,

Sub: Intimation pursuant to regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and pursuant to Regulation 13(6) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

VSNL has received two separate letters dated 31 March 2006 from Panatone Finvest Limited and Tata Sons Limited (both promoters) intimating purchase/sale of shares by the above two promoters. The letter received from Panatone Finvest Limited is attached as Attachment 1 and the letter received from Tata Sons Limited is attached as Attachment 2. VSNL has also received a letter from Panatone Finvest Limited dated 3 April 2006 (Attachment 3), pursuant to regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 intimating the following:

a)	Sale of 53,10,143 equity shares of VSNL by Panatone Finvest Limited representing 1.86% of the paid-up capital of VSNL in the open market through Stock exchanges during the month of August 2005.

b)	Sale of 46,51,000 equity shares of VSNL by Panatone Finvest Limited to Tata Sons Limited (holding company of Panatone Finvest Limited) representing 1.63% of the paid-up capital of VSNL through a single transaction in the separate window provided by the Stock exchange for ‘Block deal’ on 29 March 2006.

c)	Sale of 25,50,000 equity shares of VSNL by Panatone Finvest Limited representing 0.89% of the paid-up capital of VSNL in the open market through Stock exchanges on 31 March 2006.

d)	Panatone’s total holding in VSNL stands reduced from 12,82,50,000 shares (45%) to 11,57,38,857 (40.61%) shares of VSNL.

We are enclosing herewith two separate formats prescribed in terms of Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. It is requested to kindly note the same. Please also treat this as intimation by the Company to the Stock Exchanges under regulation 13(6) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Deputy Company Secretary

To:

List Attached

To:

1)	Security Code 23624, The Bombay Stock Exchange Limited. Fax No.(22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani,, DGM (F) for SEC filing requirements, Fax 1186

Format for informing details of acquisition to Stock Exchanges by target-company, in terms of Regulation

7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Date of reporting	31 March 2006

Name of Stock exchanges where shares of reporting company are listed.	The Bombay Stock Exchange Limited and National Stock Exchange of India Limited in India. VSNL’s ADRs are listed on the New York Stock Exchange.

Details of acquisition as informed u/r 7(1)

Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases/interse transfer/public/ rights/preferential offer etc.)	No & % of shares /voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/VRs)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/VRs)

(A)	(B)	( C)	(D)	( E)	(F)

TATA SONS LIMITED	Date of Acquisition: 29 March 2006 Date of Receipt of Intimation: 31 March 2006	Open Market / Inter se transfer	4651000 (1.63%)	5709497 (2%)	10360497 (3.63%)

Format for informing details of acquisition to Stock Exchanges by target-company, in terms of Regulation

7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Date of reporting	31 March 2006

Name of Stock exchanges where shares of reporting company are listed.	The Bombay Stock Exchange Limited and National Stock Exchange of India Limited in India. VSNL’s ADRs are listed on the New York Stock Exchange.

Details of acquisition as informed u/r 7(1)

Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases/interse transfer/public/ rights/ preferential offer etc.)	No & % of shares /voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/ VRs)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/ VRs)

(A)	(B)	( C)	(D)	( E)	(F)

Seller: PANATONE FINVEST LIMITED	Date of Sale* : 29 March 2006 and 31 March 2006	Open Market	Sold 4651000 (1.63%) and 2550000 (0.89%)	122939857 (43.14%)	115738857 (40.61%)

ATTACHMENT-1

PANATONE FINVEST LIMITED

(A subsidiary of TATA SONS LIMITED)

31st March 2006

The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street, Mumbai 400 001 Fax: 022-2272 3121/3719	National Stock Exchange of India Ltd. Exchange Plaza, Plot No. C/1 G Block, Bandra Kurla Complex Bandra (E), Fax: 2659 8237/38

Mr. Satish Ranade

Company Secretary

Videsh Sanchar Nigam Ltd.

Videsh Sanchar Bhavan

M. G. Road, Mumbai 400 001

Fax: 022-5659 1962

Dear Sirs,

Intimation pursuant to regulation 7(1A) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

This is to inform you that the Company has sold to its holding company, Tata Sons Ltd., 46,51,000 equity shares of Videsh Sanchar Nigam Ltd. (VSNL) representing 1.63% of the paid up capital of VSNL through a single transaction in the separate window provided by the Stock Exchange for ‘Block Deal’ on 29th March 2006.

Further, the Company has sold 25,50,000 equity shares of VSNL representing 0.89% of the paid up capital of VSNL in the open market through stock exchange on 31st March 2006.

With this sale, Company’s total holding in VSNL stands reduced from 12,29,39,857 equity shares (43.14%) to 11,57,38,857 (40.61%) equity shares of VSNL.

We are enclosing the details of the same in the format prescribed in terms of Reg.7(1A) of the SEBI (SAST) Regulations, 1997. You are requested to kindly take note of the same and do needful.

Yours faithfully PANATONE FINVEST LIMITED

(Manoj Kumar CV) Company Secretary

Bombay House, 24 Homi Mody Street, MUMBAI 400 001.

(Phone 5665 7921/7142, Fax 5665 8080)

ATTACHMENT-2

31st March 2006

The Stock Exchange, Mumbai	National Stock Exchange of India Ltd.
Phiroze Jeejeebhoy Towers	Exchange Plaza, Plot No. C/1
Dalal Street,	G Block, Bandra Kurla Complex
Mumbai 400 001	Bandra (E),
Fax: 022-2272 3121/3719	Fax: 2659 8237/38

Mr. Satish Ranade
Company Secretary
Videsh Sanchar Nigam Ltd.
Videsh Sanchar Bhavan
M. G. Road, Mumbai 400 001
Fax: 022-5659 1962

Dear Sirs,

Intimation pursuant to regulation 7(1A) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

This is to inform you that Tata Sons Ltd. has acquired from its subsidiary, Panatone Finvest Ltd., 46,51,000 equity shares of Videsh Sanchar Nigam Ltd. (VSNL) representing 1.63% of the paid up capital of VSNL through a single transaction in the separate window provided by the Stock Exchange for ‘Block Deal’ on 29th March 2006.

With this acquisition, the total holding of Tata Sons Ltd. in VSNL stands increased to 103,60,497 equity shares (3.63%) from 57,09,497 (2.00%) equity shares of VSNL.

We are enclosing the details of the same in the format prescribed in terms of Reg.7(1A) of the SEBI (SAST) Regulations, 1997. You are requested to kindly take note of the same and do needful.

Yours faithfully
TATA SONS LIMITED

(F. N. Subedar)
Sr. Vice President (Finance) &
Company Secretary

Bombay House 24 Homi Mody Street Mumbai 400 001

Tel 91 22 5665 8282 Fax 91 22 5665 8080 e-mail tatasons@tata.com

ATTACHMENT-3

PANATONE FINVEST LIMITED

(A subsidiary of TATA SONS LIMITED)

3rd April 2006

Mr. Satish Ranade

Company Secretary

Videsh Sanchar Nigam Ltd.

Videsh Sanchar Bhavan

M. G. Road, Mumbai 400 001

Fax: 022-5659 1962

Dear Sirs,

Intimation pursuant to regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

This is to bring to your notice the following sale of equity shares of Videsh Sanchar Nigam Ltd. (VSNL) by the Company as per the provisions of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992:

a) Sale of 53,10,143 equity shares of VSNL representing 1.86% of the paid up capital of VSNL in the open market through stock exchanges during the month of August 2005.

b) Sale of 46,61,000 equity shares of VSNL to its holding company, Tata Sons Ltd., representing 1.63% of the paid up capital of VSNL through a single transaction in the separate window provided by the Stock Exchange for ‘Block Deal’ on 29th March 2006.

c) Sale of 25,50,000 equity shares of VSNL representing 0.89% of the paid up capital of VSNL in the open market through stock exchange on 31st March 2006.

With this sale, Company’s total holding in VSNL stands reduced from 12,82,50,000 equity shares (45.00%) to 11,57,38,857 (40.61%) equity shares of VSNL.

We are enclosing the details of the same in Form C - the format prescribed in terms of Reg.13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992. You are requested to kindly take note of the same and do needful.

Yours faithfully
PANATONE FINVEST LIMITED

(Manoj Kumar C V)
Company Secretary

Bombay House, 24 Homi Mody Street, MUMBAI 400 001.

(Phone 5665 7921/7142, Fax 5665 8080)

PANATONE FINVEST LIMITED

(A subsidiary of TATA SONS LIMITED)

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO TARGET COMPANY

AND STOCK EXCHANGES WHERE THE SHARES OF THE TARGET COMPANY ARE

LISTED IN TERMS OF REGULATION 7(1A) OF SEBI (SUBSTANTIAL ACQUSITION OF

SHARES AND TAKE OVERS) REGULATIONS, 1997

Name of the Target Company	Videsh Sanchar Nigam Limited (VSNL)

Name of the acquirer and PACs with the acquirer	Seller : Panatone Finvest Ltd. Acquirer/Buyer: i) Tata Sons Ltd. (see note 1 below) ii) Sold in open market (see note 2 below) PACs : NIL

Details of the acquisition as follows	No. of Shares	% w.r.t. total paid up capital of Target Company

a) Shares before sale under consideration	12,29,39,857	43.14

b) Shares sold (see notes below)	i) 46,51,000	1.63

	ii) 25,50,000	0.89

c) Shares after sale	11,57,38,857	40.61

Mode of acquisition (eg. Open market/public issue/rights issue/preferential allotment/inter se transfer etc..)	NA

Mode of sale (eg. Open market/MOU/Off market etc.)	Open Market (see notes below)

Date of sale of shares (See Note below)	i) 29th March 2006 & ii) 31st March 2006

Paid up capital/total voting capital of the target company before the said /sale	Rs.285,00,00,000

Paid up capital /total voting capital of the target company after the said /sale	Rs.285,00,00,000

Notes: - (1) Panatone Finvest Ltd. sold 46,51,000 shares of VSNL constituting 1.63% of equity capital of VSNL through a single transaction in the separate window provided by Stock exchange for Block Deal on 29th March 2006;

(2) 25,50,000 shares of VSNL constituting 0.89% equity capital of VSNL were sold in the open market through stock exchange on 31st March 2006. Company has been informed that The Tata Power Company Ltd. (PAC for the purpose of the acquisition of VSNL shares from the Government of India as well as under mandatory Open Offer) has acquired 25,75,837 equity shares of VSNL from the secondary market on 31st March 2006.

PANATONE FINVEST LTD.

Company Secretary.

Bombay House, 24 Homi Mody Street, MUMBAI 400 001.

(Phone 5665 7921/7142, Fax 5665 8080)

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO TARGET

COMPANY AND STOCK EXCHANGES WHERE THE SHARES OF THE TARGET

COMPANY ARE LISTED IN TERMS OF REGULATION 7(1A) OF SEBI (SUBSTANTIAL

ACQUISITION OF SHARES AND TAKE OVERS) REGULATIONS, 1997

Name of the Target Company	Videsh Sanchar Nigam Limited

Name of the acquirer and PACs with the acquirer	Tata Sons Ltd.

Details of the acquisition as follows	No. of Shares	% w.r.t. total paid up capital of Target Company

a) Shares/ before acquisition / under consideration	57,09,497	2.00

b) Shares acquired (see note below)	46,51,000	1.63

c) Shares/VR after acquisition/	103,60,497	3.63

Mode of acquisition (eg. open market/public issue/rights issue/preferential allotment/inter se transfer etc.)	Open Market/inter se transfer

Mode of sale (eg. open market/MOU/Off market etc.)	NA

Date of acquisition of shares	29th March 2006

Paid up capital/total voting capital of the target company before the said /sale	Rs.285,00,00,000

Paid up capital/total voting capital of the target company after the said /sale	Rs.285,00,00,000

Note: Tata Sons Ltd. acquired 46,51,000 shares of VSNL constituting 1.63% of equity share capital of VSNL through a single transaction in the separate window provided by Stock Exchange for Block deal’ on 29th March 2006.

Bombay House 24 Homi Mody Street, MUMBAI 401 001

Tel 91 22 5665 8282 Fax 91 22 5665 8080 e-mail tatasons@tata.com

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & Address of Shareholders	Share holding prior to sale		No & % of shares sold	Receipt of allotment advice/ acquisition of shares/ sale of shares specify	Date of intimation to Company	Mode of acquisition/ sale on (market purchase/ public rights/ preferential offer etc.	No & % of shares/ Voting rights post acquisition sale	Trading member through whom the trade was executed with SEBI Registration No. of the _	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value
Panatone Finvest Ltd.	128,250,000	a	5,310,143	Aug-05	03-Apr-05	Market Sale
Bombay House	equity shares		-1.86%
24 Homi Mody Street	45%	b	4,661,000	29/04/2006	03-Apr-05	Market Sale		As per Annexure attached
Fort, Mumbai 400001			-1.63%
		c	2,550,000	31/03/2006	03-Apr-05	Market Sale
			-0.89%
			12,511,143				40.61%
			(See Notes below )

Notes:

1.	Panatone Finvest Ltd. a subsidiary of Tata Sons Ltd. (“Company”) sold 53,10,143 equity shares representing 1.86% of equity share capital of Videsh Sanchar Nigam Ltd. (VSNL) in the open market through stock exchanges during the month of August 2005.

2.	The Company sold 46,51,000 equity shares representing 1.63% of equity share capital of VSNL to Tata Sons Ltd. through a single transaction in the separate window provided by the Stock Exchange for Block Deals on 29th March 2006.

3.	25,50,000 equity shares constituting 0.89% of equity share capital of VSNL were sold by the Company in the open market through stock exchange on 31st March 2006.

PANATONE FINVEST LTD.

Company Secretary